PRESS RELEASE

Dick’s Sporting Goods’ Obtains HSR Clearance to Acquire Galyan’s Trading Company

PITTSBURGH, Pa., July 12, 2004 - Dick’s Sporting Goods, Inc. (NYSE: DKS) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to its pending all cash tender offer for all of the outstanding shares of common stock of Galyan’s Trading Company, Inc (NASDAQ: GLYN) expired at 11:59 p.m. (Eastern Time) on Friday, July 9, 2004.

As previously reported, Dick’s and Galyan’s have entered into a definitive agreement and plan of merger for Dick’s to acquire all of the outstanding stock of Galyan’s. Under the terms of the agreement, Galyan’s shareholders would receive $16.75 per share in cash. The acquisition is structured as a cash tender offer for all of the issued and outstanding shares of Galyan’s.

Dick’s commenced the tender offer for the Galyan’s shares on June 29, 2004. The tender offer is contingent upon various conditions, including that a majority of Galyan’s issued and outstanding common stock on a fully diluted basis being tendered and not withdrawn. The tender offer and withdrawal rights are scheduled to expire at 12:00 Midnight, New York City time, on July 28, 2004, unless extended. The complete terms and conditions of the offer are set forth in the offer to purchase, copies of which are available by contacting the information agent, Georgeson Shareholder Communications, Inc., toll-free at (800) 248-6973.

Holders of Galyan’s common stock who collectively beneficially own approximately 55% of the outstanding common stock through an affiliate of Freeman Spogli & Co. and Limited Brands, Inc., have agreed to tender their shares to Dick’s.

Replay of Conference Call and Simulcast Discussing Acquisition

Management of Dick’s Sporting Goods conducted a conference call to discuss this acquisition on Monday, June 21st, 2004, which was simulcast on the web on the Company’s web site at http://www.dickssportinggoods.com/investors. The webcast will be archived on the Company’s web site for approximately 45 days. In addition, a dial-in replay is available for 30 days following the live call. To listen, investors should dial (888) 286-8010 (domestic callers) or (617) 801-6888 (international callers) and enter confirmation code 53361710. Slides to accompany the presentation can be downloaded from the Company’s web site.

Forward Looking Statements

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “guidance,” “estimate,” “intend,” “predict,” and “continue” or similar words. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Dick’s actual results in future periods to differ materially from forecasted results. Those risks and uncertainties are more fully described in the Company’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on April 8, 2004, and ones associated with combining businesses and achieving expected savings and synergies. Dick’s disclaims any obligation to update any such factors or to publicly announce results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

Additional Information

Galyan’s shareholders are strongly advised to read the relevant tender offer documents (including the Offer to Purchase, Letter of Transmittal, Solicitation/Recommendation Statement of Galyan’s and other documents) that were filed with the SEC on June 29, 2004, because they contain important information that Galyan’s shareholders should consider before tendering their shares. These documents are available free of charge on the SEC’s web site, www.sec.gov, and are also available free of charge by contacting the information agent, Georgeson Shareholder Communications, Inc., toll-free at (800) 248-6973.

About Dick’s Sporting Goods, Inc.

Pittsburgh-based Dick’s Sporting Goods, Inc. is an authentic full-line sporting goods retailer offering a broad assortment of brand name sporting goods equipment, apparel, and footwear in a specialty store environment. As of May 1, 2004, the Company operated 169 stores in 27 states throughout the Eastern half of the U.S.

About Galyan’s Trading Company, Inc.

Galyan’s is a specialty retailer that offers a broad range of products that appeal to consumers with active lifestyles, from the casual consumer to the serious sports enthusiast. Galyan’s operates 47 stores in 21 states and offers outdoor and athletic equipment, apparel, footwear and accessories, as well as casual apparel and footwear.

Dick’s Sporting Goods, Inc. news releases are available at http://www.dickssportinggoods.com/ (click on the Investor Relations link at the bottom of the home page).

Contact:

Michael F. Hines, EVP – Chief Financial Officer or
Jeffrey R. Hennion, SVP – Strategic Planning
724-273-3400
investors@dcsg.com